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                                                          Filed by MP3.com, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                                  Subject Company: MP3.com, Inc.
                                                     Commission File No. 0-26697

The message below was sent via electronic mail to MP3.com's consumers.

Statements in this document that are not strictly historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements may reference or include activities, events or specific benefits expected to occur in connection with Vivendi Universal's proposed acquisition of MP3.com, Inc. These statements involve a high degree of risk and uncertainty, are only predictions, and actual events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include risks related to: MP3.com's litigation proceedings, including without limitation the inability to reach settlement with all parties to such proceedings; risks related to activities, events, benefits or specific synergies expected to occur in connection with Vivendi Universal's proposed acquisition of MP3.com; MP3.com's new and uncertain business model; acceptance of MP3.com's products and services; MP3.com's limited operating history; and MP3.com's rapid growth, as well as other risks detailed from time to time in MP3.com's reports to the Securities and Exchange Commission, including its report on Form 10-K for the year ended December 31, 2000 and its most recent report on Form 10-Q.

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**********************************************************
Subject Line: IMPORTANT ANNOUNCEMENT FOR MP3.COM CUSTOMERS

An important message for MP3.com customers:

It was announced May 20, 2001 that MP3.com has entered into an agreement to be acquired by Vivendi Universal. At this time, we want not only to share this good news with you but answer some of the questions you may have.

We believe the proposed Vivendi Universal acquisition of MP3.com stands to benefit our customers in great and varied ways by providing us with the resources and support needed to become the central point for the digital distribution of all music. You can look forward to new and exciting services that will greatly improve your music listening experience.

Those paying for services and products such as Channels, DAM CDs, etc. will continue to be billed through their MP3.com account. The MP3.com Privacy Policy remains intact and ensures that your personal information will not be shared with outside parties.

Below is a short FAQ answering some of the questions regarding the Vivendi Universal acquisition of MP3.com.

Thank you for your patronage. We look forward to continuing to serve your needs.

Sincerely,

MP3.com


** Press Release **
Find the press release at the address below:
http://pr.mp3.com/pr/337.html

**MP3 Summit 2001**
To hear more about the future of digital music distribution, please join us at the MP3 Summit July 12-13, 2001. Find more information at:
http://www.mp3.com/summit/2001/index.html

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** FAQ **

Q.      Who is Vivendi Universal?

A. Vivendi Universal is a multi-national, $65 billion corporation that operates well-regarded properties in the telecommunications, tv/film, publishing, music, Internet and environmental services spaces.

Q.      Will services and products offered to independent artists cease?

A. We expect to continue our current offerings to artists including marketing, promotion, and a full roster of online services for all artists. We also expect that our current artist services will remain in effect including our Payback for Playback program. There will be no automatic changes to artist contracts as a result of the transaction, and artists will continue to own the rights to their music.

Q. How long will it take to complete this transaction? What will happen at that time?

A. While we cannot be certain of any anticipated closing date, normally transactions of this nature take between 90-120 days to complete.

Q.      Will the company discontinue being a public entity? If yes, when?

A. MP3.com will no longer be a public company effective at the time of the merger.

Q.      I am a shareholder. What is my stock worth? How can I cash in my stock?

A. Shares of MP3.com will continue to be traded on Nasdaq until the close of the transaction. MP3.com shareholders will have the ability to elect $5 per share in cash, a number of Vivendi Universal shares (in the form of American Depositary Receipts) having a value of $5, or any combination thereof. This election will be subject to aggregate transaction consideration caps of 50% cash consideration and 50% share consideration, which may result in proration. The transaction has been structured as a reorganization that will be tax free to MP3.com shareholders to the extent they receive Vivendi Universal shares.

Q.      What was your thought process in deciding to be acquired by Vivendi
        Universal?

A. A partnership with Vivendi Universal was in the best interest of our shareholders. With Vivendi Universal's global resources, our strategic vision for the digital music industry takes on a whole new meaning -- it becomes super-charged.

Q.      What is ahead for MP3.com?

A. We will continue with our current MP3.com pursuits, but also work with our new partners to innovate subscription systems and music offerings that reach a global audience across many devices. We believe consumers will see the full promise of digital music. Artists and consumers are the winners in this partnership.

Q.      How will the MP3.com web site look going forward?

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A.      We anticipate no change to the MP3.com web site and feel this new partnership will strengthen our ability to improving our products and services for artists and consumers.

Q.      Will the MP3.com web site contain just Universal content going forward?

A. No, MP3.com will remain an independent promoter and distributor of music for all independent artists and record labels.

Q.      Will MP3.com artists remain independent?

A. Yes. The terms and conditions of the various artist agreements will not automatically change as a result of this transaction. Any changes not within the scope of such agreements would, of course, need to be agreed to by the various artists. MP3.com will continue to function as an independent distributor of music content for all independent artists and record labels.


                        Note Concerning Proxy Materials

Vivendi Universal and MP3.com will file a proxy statement/prospectus and other documents regarding the proposed merger described in this document with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Vivendi Universal and MP3.com and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of MP3.com seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Vivendi Universal and MP3.com with the SEC at the SEC's web site at www.sec.gov.

MP3.com, Vivendi Universal and their respective directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of MP3.com stockholders to approve the proposed merger. Such individuals may have interests in the merger, including as a result of holding options or shares of MP3.com stock. A detailed list of the names, affiliations and interests of the participants in the solicitation will be contained in the proxy statement that will be filed by MP3.com with the SEC.

The definitive proxy statement/prospectus and other documents may also be obtained free of cost by directing a request to the following Investor Relations contacts:

Vivendi Universal, Investor Relations:
Paris: Ariane de Lamaze, 011-33-1-71-71-1084
or
New York: Eileen McLaughlin, 212-572-8961 or
MP3.com, Investor Relations:
Karen Silva, 858-623-7222